[Investors Bancorp, Inc. Letterhead]

April 19, 2007



Mr. John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

         Re:      Investors Bancorp, Inc.
                  Form 10-K for Fiscal Year Ended June 30, 2006
                  Filed September 15, 2006
                  File No. 0000-51557

Dear Mr. Nolan:

This letter is in response to the comments you made in your letter dated April 9, 2007 concerning the above referenced filing of Investors Bancorp, Inc. (the "Company") and our response letter dated March 16, 2007.

Set forth below are the Company's responses (in bold).

Form 10-K for the fiscal year ended June 30, 2006
-------------------------------------------------

Financial Statements
--------------------

Note (4), "Securities Held-to-Maturity", page 64
------------------------------------------------

1. We refer to your response to Comment 2. Considering the materiality of the gross unrealized losses on held-to-maturity securities with respect to pre-tax income, in future annual and interim filings please include in Management's Discussion and Analysis a discussion of the following:

          o Any recognized or potential other-than-temporary impairment if it is considered to be a known material event or uncertainty, an unusual or infrequent event or if it is necessary to understand the Company's financial condition and results of operations. Refer to examples of changes in circumstances in paragraph 8 of SFAS 115.

          o Any potential risks and uncertainties regarding future declines, and the estimated effects that the material declines would have on the Company's liquidity.

          Response: In future annual and interim filings we will include in Management's Discussion and Analysis a discussion of any recognized or potential other-than-temporary impairment if it is considered to be a known material event, or uncertainty, an unusual or infrequent event or if it is necessary to understand the Company's financial condition and results of operations. We will also include a discussion of any potential risks and uncertainties regarding future declines, and the estimated effects that any material declines would have on the Company's liquidity.

Note (5), Securities Available-for-Sale, page 67
------------------------------------------------

2. We refer to your response to Comment 4. Please tell us and describe in future filings what was the basis for selecting the individual securities that were sold as a result of the meeting on November 15, 2006 of the Company's Asset and Liability Committee (the Committee). Consider in your response the following:

          o The risk characteristics of the securities sold relative to those of the remaining available for sale securities portfolio for which you state there is no other than temporary impairment.

          o The discussion of the Committee with respect to current changes in the market interest rates and the inverted yield curve would appear to apply to the total portfolio of mortgage backed securities classified as available for sale securities including the remaining unsold portfolio.

          Response: Our decision to execute a restructuring transaction was based on an increase in our wholesale borrowing cost of funds, an increase in our wholesale borrowing balances (caused by a lack of deposit growth and strong loan demand), and the outlook that the Federal Reserve Board may not be lowering rates in the near future.

          At its meeting on November 15, 2006, the Committee discussed the fact that the cost of short term wholesale borrowing balances was continuing to increase and the likelihood of near-term Federal Reserve rate cuts was becoming less probable. With the yield on available for sale securities below the cost of wholesale borrowings, the Committee felt it was prudent to analyze the impact of selling a portion of the lowest yielding securities from the available for sale portfolio, and using the funds to reduce higher rate wholesale borrowings. FAS 115, paragraph 9 points out that "a debt security should not be classified as held to maturity if the enterprise anticipates that the security would be available to be sold in response to: a) changes in market interest rates, b) needs for liquidity (for example, due to the withdrawal of deposits, increased demand for loans, etc)." Management believes the references to conditions a) and b) signify that sales of available for sale securities may be made in response to such events.

          In response specifically to your question about the risk characteristics of the securities we chose to sell versus those remaining in the portfolio, the securities we chose to sell had similar risk characteristics to those remaining in the available for sale portfolio. They are high quality mortgage backed securities guaranteed by agencies of the U.S. Government or U.S. Government Sponsored Enterprises, or are rated AAA by nationally recognized rating agencies. The sold securities had lower yields than those remaining in the portfolio and were chosen to be sold because selling them would improve net interest income by eliminating the negative spread between the yield on the securities sold and the cost of the borrowings repaid. The larger difference in negative spread would allow us to earn back the loss incurred in the shortest period of time (less than two years.) No conditions existed such as an adverse credit event, in either the most current or prior quarters, that affected the fair value of the securities and therefore would need to be considered in determining whether the impairments were temporary. Based on the facts and circumstances that existed at September 30, 2006 and that currently exist, the Company had and continues to have the ability and intent to hold these investments until a recovery of fair value, which may be maturity. As a result the Company does not consider these investments to be other than temporarily impaired.

          While the Committee's discussion of the interest rate environment would apply to the total portfolio of mortgage backed securities classified as available for sale, including the remaining unsold portfolio, the critical considerations in selecting the securities to be sold were identifying both the amount management deemed prudent and necessary to reduce wholesale borrowings by and the optimum securities that would provide the funding to accomplish this. The Committee selected an amount it felt was prudent, given the potential loss and the timeframe over which to recover those losses, then selected the securities with the lowest yields. Selling the securities with the lowest yields would allow the losses to be recovered over a shorter period of time by eliminating the negative spread between the yield on the securities sold and the cost of the borrowings repaid resulting in an improvement to net interest income.

          So, while the Committee's outlook for the interest rate environment also applied to the unsold portion of the portfolio, the Company concluded, based on the fact that it did not have plans to dispose of the remaining portfolio, that it had the ability and intent to hold the remaining securities until a recovery of fair value, which may be maturity. Our positive intent to hold the remaining available for sale securities until a recovery in fair value (which may be to maturity), as set forth in our disclosures, was based on management's ongoing consideration of the current interest rate environment, including the outlook with respect to changes in absolute rates and the yield curve, as well as our current and projected net interest income."

3. Explain to us what were the specific events or changes in risk characteristics that occurred after the September 30, 2006 10-Q was filed on November 9, 2006 and before the meeting of the Asset and Liability committee with the consultants on November 15, 2006 that resulted in the Company's change in its ability and intent to hold a portion of the securities available for sale securities until their fair value was recovered. Provide us with persuasive evidence that the conditions that prompted management's decision to restructure their balance sheet during this period:

          o Were not existent or not material in prior fiscal and interim periods to result in an other than temporary impairment to the available for sale securities; and

          o Will not result in other than temporary impairments to the remaining available for sale portfolio in future periods.

          Response: In order to properly assess the specific events or changes in risk characteristics that occurred after the September 30, 2006 10-Q was filed on November 9, 2006 and before the meeting of the Asset and Liability committee on November 15, 2006 it is important to recognize that the sale of the securities that occurred on December 1, 2006 was prompted by an increase in the cost of wholesale borrowings, which was noted during the November 15th meeting. It is also important to recognize that, while the Committee evaluated a possible restructuring transaction during its meeting on November 15, the Committee did not have the final authority to authorize such a transaction and as a result, at that point in time, there had been no change in the Company's ability and intent to hold the securities until a recovery of fair value, which may be maturity. That authority rested with the Company's Board of Directors. The Board subsequently voted in favor of executing a restructuring transaction at its monthly meeting on November 21, 2006.

          At the November 15, 2006 meeting, the Committee members became aware, based on the quarterly interest rate risk reports produced by the consultant who is our external service provider, that the Company's interest rate risk position had deteriorated compared to the position shown in the prior quarterly reports. The cause was attributed overall to higher funding costs and an increase in wholesale borrowings. It was also noted at that meeting that the market's optimism that the Federal Reserve Board may be lowering interest rates soon due to falling energy prices was starting to wane, as the most recent unemployment rate dropped from 4.6% to 4.4% in November 2006.

          The Committee was concerned that a combination of prolonged higher short term rates and higher wholesale borrowings would continue to reduce the Company's net interest spread and net interest margin and negatively impact its overall interest rate risk position. The
          Committee members concluded they should research a possible restructuring transaction, evaluate the effects on net income, net interest rate spread and net interest margin and, based on that research, present a recommendation to the Board who voted in favor of the restructuring transaction at its November 21, 2006 meeting.

          It should also be noted that, except for the level of interest rates and the shape of the yield curve, there were no conditions, such as an adverse credit event, in either the most current or prior quarters that would lead to a conclusion that there had been an other than temporary impairment of our available for sale or other debt securities.

          Our intent to hold our remaining available for sale securities to a recovery of fair value, which may be maturity, at this time is based on the current interest rate environment, our current outlook on interest rates and our current and projected net interest income. Our current intent could change in the future, based on changes in our business plans and economic outlook, including future changes in interest rates and the yield curve.

Form 10-Q for the period ended September 30, 2006
-------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Comparison of Financial  Condition at September 30, 2006 and June 30, 2006, page
11
--------------------------------------------------------------------------------

4. We refer to your response to Comment 6. Tell us and in future filings please include in your discussion of the collection status of the two non-performing loans for $8.5 million the following:

          o The extent of the Company's rights as a secured creditor under the bankruptcy laws with respect to the full repayment of principal and interest due on the two residential constructions loans;

          o The dollar amount or percent to which these constructions loans are collateralized by the assets that are being sold off as a result of the bankruptcy proceedings;

          o A probability assessment, similar to that included in your response letter, with respect to your belief that all contractual amounts due under the loans will be collected and the risk of loss on these loans is remote.

          o A discussion, as we had previously requested, of the Company's assessment of the recent increase in nonperforming loans as indicative of a trend in constructions loans and the expected effects on future operations, cash flow and liquidity.

         Response:

          o The Company's rights to full repayment of principal and interest are preserved under 11 U.S.C. Section 506(a) and (b) as the value of the Company's interests in property of the Debtors exceeds those amounts based on recent appraisals. On April 9, 2007, the Bankruptcy Court approved, from the bench, debtor sale transactions of Debtor property serving as Company collateral that provide for payment in full of the Debtors' obligations to the Company.

          o Both properties are under contract to be sold for an aggregate amount of approximately $14.4 million of which the Company's outstanding loan balance on both properties is approximately $8.4 million. The Bankruptcy Judge has ruled the Company will be paid in full when the properties are sold.

          o Given the value of the contracts in place and the fact those contracts of sale were recently approved by the Bankruptcy Court, we believe there is a high probability the loans will be paid in full and the probability of loss is remote.

          o We do not believe the recent increase in our non-performing loans is indicative of a trend in construction loans. While there appears to have been some softening of the real estate market in general and we recognize construction lending carries a greater degree of risk than other types of lending, we believe our underwriting policies and standards have been crafted in a manner that attempt to protect the bank from risk of loss in a manner such that any existing nonperforming loans should not have a negative impact on future operations, cash flow and liquidity.

We trust this information is responsive to your comments. If you have any questions or need additional information please call me at (973) 924-5105.


Sincerely,

/s/ Domenick A. Cama

Domenick A. Cama
Executive Vice President and
Chief Financial Officer


cc: Edwin Adames, Senior Staff Accountant - SEC
    Robert M. Cashill, President and Chief Executive Officer- Investors Bancorp John Gorman, Esq.